SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO.____)*



                                   HEI, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.05 Per Share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   404160103
-----------------------------------------------------------------------------
                                (CUSIP Number)

                            Michael A. King, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                                (212) 839-5300
-----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 4, 1998
-----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 15 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D
CUSIP NO. 404160103                                  PAGE  1   OF   1   PAGES
          ---------                                      -----    -----

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Anthony J. Fant

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /

3      SEC USE ONLY

4      SOURCE OF FUNDS*     PF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     United States

     NUMBER OF    7      SOLE VOTING POWER

       SHARES                 594,900

    BENEFICIALLY  8      SHARED VOTING POWER

      OWNED BY                   -0-

       EACH       9      SOLE DISPOSITIVE POWER

     REPORTING                594,900

      PERSON      10     SHARED DISPOSITIVE POWER

       WITH                   -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            594,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                   / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.6%

14     TYPE OF REPORTING PERSON*

            IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     This schedule relates to the common stock, par value $.05 per share ("Shares"), of HEI, Inc. a Minnesota corporation (the "Issuer"). The address of the principal executive office of the Issuer is P.O. Box 5000, 1495 Steiger Lake Lane, Victoria, MN 55386.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(f) This Schedule 13D is being filed by Anthony J. Fant pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Fant's business address is 2154 Highland Avenue, Birmingham, AL 35205. Mr. Fant's present principal employment is President and Chief Executive Officer of Fant Broadcasting Company Inc. and affiliated entities engaged in television and radio broadcasting and other diversified businesses. Mr. Fant has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Fant is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Fant has purchased in the aggregate 594,900 Shares for cash in the amount of approximately $3,430,653, including brokerage commissions. Such Shares were purchased with personal funds and funds borrowed in a margin account. A copy of the form of margin agreement pertinent to this filing on Schedule 13D is attached hereto as Exhibit 1, and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Fant acquired the Shares because he believed they were undervalued. Mr. Fant currently intends to seek to gain control of the Issuer in whatever manner and through whatever means he may determine to be most effective and most efficient. In seeking control of the Issuer, Mr. Fant does not wish to prejudice any third party proposal for any corporate transaction involving the Issuer.

     Mr. Fant  currently anticipates  that  the   most  desirable   means  of
gaining control of the Issuer will involve the replacement of some or all members of the Issuer's Board of Directors. Mr. Fant believes the existing Board of Directors has failed to take appropriate actions to realize the true
value  of  the  Issuer's   business.  If successful in gaining control   of
the   Board,  Mr.  Fant  will  evaluate  alternative     courses  of action
with  an   overriding    view  toward  maximizing   shareholder   value.
Mr.   Fant   also   intends   to   reform the  manner   in  which   stock
compensation   is  paid  to  the  Issuer's Board of Directors and  senior
management.   Specifically, Mr. Fant plans  to link stock  compensation more closely to the Issuer's operating results and stock price performance, avoid the dilutive effects that the current practices can have on non-management shareholder value, and eliminate certain compensation arrangements that promote entrenchment of management. Mr. Fant has set forth these proposals in a letter to the Issuer's Board of Directors that was  delivered earlier  today, a  copy of  which is  attached hereto  as
Exhibit 2 and incorporated in its entirety herein by reference.   At present,
Mr. Fant is not soliciting the support of fellow shareholders for any plans or proposals and will not do so except in compliance with applicable laws.

     Mr. Fant  specifically  reserves  the  right  to  continue  to  acquire securities of the Issuer from time to time in the open market or otherwise and to sell any securities of the Issuer at any time and from time to time in the open market or otherwise. In addition, subject to applicable laws, Mr. Fant specifically reserves the right as a shareholder of the Issuer to discuss with other shareholders of the Issuer matters that may be of common concern. Mr. Fant specifically has no present intention to pursue, nor would his purpose in seeking changes on the Issuer's Board of Directors be to effect, directly or indirectly, a business combination with the Issuer. No agreements, arrangements or understandings exist between Mr. Fant and third persons with respect to the foregoing.

     Except as set forth in this Item 4, Mr. Fant has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Fant is the beneficial owner of 594,900 shares of Issuer Common Stock, or approximately 14.6% of Issuer Common Stock based on a total of 4,068,576 shares of Issuer Common Stock stated to be outstanding as
     of December 16,  1997 by Issuer  in its Quarterly Report on   Form  10-Q,
     which   was  filed  with  the   Securities  and  Exchange  Commission  on
     January 13, 1998.

(b) Mr. Fant has sole power to vote or direct the vote and dispose or direct the disposition of 594,900 shares of Issuer Common Stock.

(c)  Transactions in the  Shares effected by  Mr. Fant during the  past sixty
     (60) days are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market, except as otherwise noted in Schedule A.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6.   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR  RELATIONSHIPS  WITH
RESPECT TO SECURITIES OF THE ISSUER

     The   Reporting  Person  does   not  have  any   contract,  arrangement,
understanding or relationship with any other person with respect to any security of Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.         Description
-----------         -----------

  1            Form of margin agreement.

  2	       Letter from Mr. Fant to the Issuer's Board of Directors, dated
	       February 17, 1998.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 1998



                                       By:/s/ Anthony J. Fant
                                          ---------------------------------
                                             Anthony J. Fant



                                  SCHEDULE A

                    Schedule of Transactions in the Shares


                                                                     No. of Shares
             Name                                Date                  Purchased        Price Per Share/1/
----------------------------------------------------------------------------------------------------------
Anthony J. Fant                                 12/19/97                10,000               4.7500
                                                12/22/97                 2,100               4.6250
                                                12/23/97                 1,200               4.6875
                                                12/23/97                 3,000               4.6875
                                                12/23/97                 7,500               4.6875
                                                12/23/97                10,000               4.6875
                                                12/29/97                 2,000               4.6250
                                                12/29/97                 3,000               4.6250
                                                01/02/98                18,500               4.7500
                                                01/16/98                10,000               5.0000
                                                01/21/98                 4,500               4.8750
                                                01/27/98                10,000               4.8750
                                                01/27/98                 3,000               4.8750
                                                02/04/98                 6,000               4.8750
                                                02/04/98                 5,000               4.8750
                                                02/04/98                 5,000               4.8750
                                                02/05/98                10,000               5.1875
                                                02/05/98                 8,000               5.1875
                                                02/05/98                 4,000               5.1250
                                                02/05/98                 2,500               5.0000
                                                02/05/98                 2,000               5.1875
                                                02/06/98                40,000               5.3750
                                                02/06/98                 2,000               5.1875
                                                02/09/98                25,000               5.5625
                                                02/09/98                25,000               5.4375
                                                02/09/98                10,000               5.8750
                                                02/09/98                10,000               5.8125
                                                02/09/98                 2,000               5.3750
                                                02/10/98                20,000               5.8750
                                                02/11/98                15,000               5.8125
                                                02/11/98                 7,000               5.8125
                                                02/12/98                20,000               6.7500
                                                02/12/98                 3,500               6.7500
                                                02/12/98                 1,000               6.6875
                                                02/12/98                 2,000               6.6875
                                                02/12/98                 2,000               6.6250
                                                02/12/98                 5,000               6.7500
                                                02/12/98                25,000               6.6875
                                                02/12/98                20,000               6.3125
                                                02/13/98                 2,000               6.6250
                                                02/13/98                 2,000               6.5000
                                                02/13/98                10,000               6.5625
                                                02/13/98                10,000               6.5625
                                                02/13/98                25,000               7.1250
                                                02/13/98                 5,800               7.1250
                                                02/17/98                30,000               7.4375
                                                02/17/98                30,000               7.5625

-------------------------
/1/  Does not include brokerage commission.